SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2008

Commission File Number 001-33535

Spreadtrum Communications, Inc.

(Translation of Registrant’s Name Into English)

Spreadtrum Center, Building No. 1

Lane 2288, Zuchongzhi Road

Zhangjiang, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F    X      Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes          No    X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes          No    X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes          No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

Spreadtrum Communications, Inc. (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated July 31, 2008, entitled “Watching the Olympics by Mobile Phone

- Jointly Presented by Lenovo Mobile and Spreadtrum the First Batch of Mobile-TV Equipped TD-SCDMA Handsets.”

Exhibit 99.2:	Press release, dated August 13, 2008, entitled “Spreadtrum Communications, Inc. Announces Second Quarter 2008 Results.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spreadtrum Communications, Inc.

By:	/s/ Ping Wu
Name:	Ping Wu
Title:	President, Chief Executive Officer and Chairman of the Board of Directors

Date: August 14, 2008

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated July 31, 2008, entitled “Watching the Olympics by Mobile Phone

- Jointly Presented by Lenovo Mobile and Spreadtrum the First Batch of Mobile-TV Equipped TD-SCDMA Handsets.”

Exhibit 99.2:	Press release, dated August 13, 2008, entitled “Spreadtrum Communications, Inc. Announces Second Quarter 2008 Results.”

Exhibit 99.1

Watching the Olympics by Mobile Phone

- Jointly Presented by Lenovo Mobile and Spreadtrum the First Batch

of Mobile-TV Equipped TD-SCDMA Handsets

July 31, 2008, Beijing, China – Lenovo Mobile Communication Technology Ltd. (“Lenovo Mobile”) and Spreadtrum Communications, Inc. (NASDAQ: SPRD, “Spreadtrum”) jointly presented Lenovo Mobile’s TD900, the new digital mobile-TV equipped TD-SCDMA handsets, to China Mobile. The TD900’s design is based on Spreadtrum’s TD-SCDMA platform and mobile-TV solution. Officials attending the press conference included Mr. Xinsheng Zhang, Deputy Director General, Science and Technology Department, MIIT, Mr. Bo Zhao, Deputy Director General, Electronics and Information Technology Products Department, MIIT, Mr. Xiaojie Wang, Director General, Science and Technology Bureau, the State Administration of Radio Film and Television (“SARFT”), and officials from the Ministry of Science and Technology and from China Mobile.

This batch of mobile-TV equipped TD900 will be distributed to the Beijing Olympics volunteers and staff members. Lenovo Mobile is expected to deliver more TD900 handsets to China Mobile before the Beijing Olympic Games. With the Beijing Olympics approaching, China has become the focus of the world. Currently, China Mobile is increasing its testing of the mobile-TV function while preparing its third round of public bidding for the purchase of TD-SCDMA handsets. Lenovo Mobile and Spreadtrum’s distribution of the first batch of mobile-TV TD900 handsets to China Mobile at the earliest opportunity shows the two parties’ strong joint efforts and determination to serve the Beijing Olympics.

Lenovo Mobile’s TD900 is one of Lenovo Mobile’s “new vision” model series released in July 2008. TD900 is a tablet phone; it supports TD-SCDMA/GSM dual mode and 3G applications such as video phone, mobile-TV, auto-roaming, auto-switching and high speed download. As the first batch of mobile-TV equipped TD handsets, several radio programs and approximately eight TV channels including CCTV1, CCTV Olympics and CCTV News, are provided free and with good signal reception and smooth video display. The combination of TD-SCDMA and CMMB, both of which are China owned standards, offers a wonderful solution to serve the Beijing Olympic Games.

The TD900 deploys Spreadtrum’s solutions for TD-SCDMA and CMMB standards. As the only wireless baseband solution provider in the industry for the innovative technologies of TD-SCDMA and CMMB, Spreadtrum developed successfully the TD-SCDMA digital mobile-TV application. Spreadtrum’s chip solution offers mobile-TV play, simultaneous transmitting and receiving of communication signals without interference, and a good experience with the TV services of the TD-SCDMA digital mobile.

“It is our pleasure to jointly present with Spreadtrum the TD900, the innovative mobile-TV equipped TD handset, to China Mobile. TD900 is designed to address the needs of the mainstream market and is developed independently and to bring us the latest digital mobile TV experience. Being the national industry leader, Lenovo Mobile will make its best efforts to unite the industry’s strengths and advance the development of China’s 3G technology,” said by Mr. Yan Lv, President and CEO of Lenovo Mobile.

Dr. Ping Wu, President and CEO of Spreadtrum said, “We are pleased that Spreadtrum and Lenovo Mobile were able to jointly deliver the digital mobile-TV equipped TD-SCDMA handsets to China Mobile. Spreadtrum has pursued independent innovation and has supported China’s self-developed standards for many years. We hope to maintain a strong cooperative relationship with Lenovo Mobile to drive together the next level of development in China’s communications industry.”

According to a recent forecast from China Mobile, the second phase of the TD-SCDMA network infrastructure will be completed by early next year, when all provincial capitals and select cities will have network coverage by then. With the successful kick-off of the third round of public bidding for the purchase of TD-SCDMA handsets by China Mobile and the mobile-TV TD handsets in the market, it is believed that a new “vision” awaits.

About Lenovo Mobile:

Lenovo Mobile Communication Technology Ltd. (hereafter referred to as “Lenovo Mobile”), established in 2002, is a well known player in the Chinese mobile phone industry that specializes in the R&D, production and marketing of mobile phones. Lenovo Mobile is dedicated to provide “Stylish, Simple Innovative & High Quality” products, value-added service which will satisfy the personalized needs and enhance the joy of mobile communication. Relying on its independent R&D and powerful sales channels, Lenovo Mobile has become a fundamental influence in the Chinese handset industry.

For more information, please visit www.lenovomobile.com

About Spreadtrum:

Spreadtrum Communications, Inc. (Nasdaq: SPRD; “Spreadtrum”) is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum offers terminal manufacturers a comprehensive portfolio of highly-integrated baseband processor solutions, as well as multimedia chips, RF chips, protocol software and software application platforms. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

For more information, please visit www.spreadtrum.com

Media Contact: William Shi

Email: news@spreadtrum.com

Tel: +86-10-6270-2988

About CMMB:

For more information on China Mobile Multimedia Broadcasting, please visit http://www.cmmb.org.cn

Safe Harbor Statements:

Safe Harbor Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the effectiveness of TD-SCDMA, CMMB and their combination in providing solutions for the Beijing Olympics and the industry, the ability to offer and the industry’s acceptance of mobile-TV services in T900 and the TD-SCDMA handset, the ability of Lenovo Mobile and Spreadtrum to advance China’s 3G, TD-SCDMA and CMMB technologies, and the forecast made by China Mobile on the timing of completion of the second phase of TD network infrastructure and its coverage. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, the rate at which the commercial deployment of TD-SCDMA and CMMB technologies will grow, market acceptance of products such as T900 and other TD-SCDMA and CMMB technologies, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for handsets; the state of and any change in Lenovo Mobile’s and Spreadtrum’s relationships with their major customers; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the registration statement on Form F-1 filed on June 26, 2007, as amended, and the annual report on Form 20-F filed on June 30, 2008, especially the sections under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and such other documents that the Company may file or furnish with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Exhibit 99.2

Spreadtrum Communications, Inc. Announces Second Quarter 2008 Results

Second Quarter 2008 Financial Summary:

•	Total revenue increased 25% year-over-year and 2% sequentially to US$40.2 million. Baseband revenue grew 42% year-over-year and 9% sequentially.

•	Diluted earnings per American Depositary Share (ADS) was US$0.06, unchanged from US$0.06 in 1Q08.

•	Gross margin in 2Q08 was 45.2% compared to 44.9% in 1Q08 and 45.5% in 2Q07.

•

Operating margin in 2Q08 was 4.2% compared to 5.1% in 1Q08 and 7.9% in 2Q07. Excluding share-based compensation and amortization of intangibles from the acquisition of Quorum Systems, Inc. (Quorum), non-GAAP operating margin in 2Q08 was 9.8%.

•	GAAP net income decreased 6% year-over-year and sequentially to US$2.6 million.

Recent Business Highlights:

•	Spreadtrum announced and began sampling its SC6600V mobile TV solution, an integrated CMMB demodulator and source decoder chip that supports both AVS and H.264 video decoding standards.

•	Spreadtrum hosted its annual technology forum on June 17-18. This year’s theme was “collaboration creates value,” and the Company has received favorable feedback from customers and business partners.

•	Spreadtrum worked with Lenovo Mobile to enable Lenovo to deliver TD-SCDMA handsets with mobile TV feature to China Mobile before the Beijing Olympics.

Shanghai, China, August 13, 2008 – Spreadtrum Communications, Inc. (NASDAQ: SPRD; the “Company”), one of China’s leading wireless baseband chipset providers, today announced its second quarter 2008 financial results. Under accounting principles generally accepted in the United States of America (US GAAP), diluted earnings per ADS was US$0.06 in the second quarter of 2008 (2Q08), a decrease of 14% from US$0.07 in the same period in 2007 (2Q07) and unchanged from US$0.06 in the first quarter of 2008 (1Q08). Net income for 2Q08 was US$2.6 million, a decrease of 6% from US$2.8 million in 2Q07 and 1Q08.

US GAAP net income for 2Q08 included US$1.7 million of share-based compensation expense and US$0.6 million of amortization of intangibles from the Quorum acquisition. Excluding the impact of this share-based compensation expense and the amortization of intangibles from the Quorum acquisition, the Company’s non-GAAP net income for 2Q08 would have been US$4.9 million, up 13% from US$4.3 million in 2Q07 and down 3% from US$5.0 million in 1Q08. Diluted non-GAAP earnings per ADS in 2Q08 was US$0.11, flat from US$0.11 in 2Q07 and Q108.

Commenting on the results, the Company’s President and CEO, Dr. Ping Wu, said:

“We are pleased that we were able to achieve our financial guidance in light of several factors that made this a challenging quarter. The Chinese consumer market this year has been negatively affected by a number of events, including a major snowstorm that disrupted travel and consumer spending around the time of the Chinese New Year, flooding in southern China, a major earthquake in May, a slower-than-anticipated overall development in TD-SCDMA, the disruption to business travel and logistics brought about by the Beijing Olympics, an approximate 50% decline this year in the value of the local stock market that has reduced consumers’ spending power, and an approximate 8% increase in CPI. These factors have contributed towards a slowdown in the Chinese consumer market and continue to have a negative impact on our customers’ business and financial conditions. We are also affected by a few company specific issues, including a delay in our Mocor software platform, which affected our 6600R baseband and which delay has since been corrected, and slower-than-anticipated transition by our customers to our 6600H and 6600R basebands. Customer design activities on our 6600H and 6600R basebands have picked up in Q2, especially after our technology forum, and we believe some of these new designs should enter into volume production sometime in the fourth quarter.

As a result of these factors, we expect Q3 to be a very challenging transition quarter for us. Despite these short-term difficulties, we are focused on positioning Spreadtrum to capture the long-term growth opportunities in this market and improving our product development process and internal execution. We offer to our customers a mobile solutions platform that includes basebands for GSM feature phones and smartphones, basebands for TD-SCDMA handsets and data cards, RF transceivers that work with these basebands and more, a mobile TV baseband, and a common software platform.

We are seeing more design activities around our 6600R and 6600H basebands and believe that these basebands compare well against competing products. After a slow start, we are seeing higher attach rates of our RF transceiver chips in our customers’

new cellphone designs, which we believe should translate into meaningful volume once the new designs go into mass production. We are encouraged by our customers’ favorable response to our 6600V mobile TV chip and, having used initial samples of our customers’ TD-SCDMA and GSM versions of mobile TV phones over the past few days to watch the Olympics, we are quite pleased with the quality of the viewing experience. We believe that mobile TV will be an important new feature for the Chinese consumer market going forward and, being the only supplier with both basebands and mobile TV solutions currently, we believe we should be able to benefit from this growing opportunity. On the TD-SCDMA front, we are encouraged that China Mobile is proceeding with a plan to build out phase two of its TD-SCDMA network beyond the initial 8 cities that were selected for commercial trial. This bodes well for sales of TD-SCDMA handsets next year and for sales of our TD-SCDMA baseband.”

Second Quarter 2008 Financial Review

Revenue

Revenue in the second quarter totaled US$40.2 million, representing an increase of 25% from 2Q07 and 2% from 1Q08. Revenue from baseband semiconductors was US$38.7 million, or 96% of revenue, up from 85% of revenue in 2Q07 and 90% of revenue in 1Q08. Revenue from turnkey solutions was US$1.5 million, which represented 4% of revenue, down from 15% of revenue in 2Q07 and 10% of revenue in 1Q08.

Revenue from baseband semiconductors grew 42% from 2Q07 and 9% from 1Q08 to US$38.7 million. Unit shipments of baseband semiconductors increased 54% from 2Q07 and 9% from 1Q08. Nearly all baseband semiconductor shipments in the second quarter were 2G/2.5G related products. 3G products accounted for less than 1% of the baseband shipments in 2Q08. The average selling price per unit for baseband semiconductors declined by 8% from 2Q07 and 1% from 1Q08.

Revenue from turnkey solutions decreased during the quarter by 69% from 2Q07 and 62% from 1Q08 to US$1.5 million, as a result of the Company’s ongoing plan to phase out its modules business.

Gross Margin

The gross margin for the quarter was 45.2%, down from 45.5% in 2Q07 and up from 44.9% in 1Q08. The non-GAAP gross margin was 45.4%, down from 45.7% in 2Q07 and up from 45.1% in 1Q08.

The cost of revenue in 2Q08 totaled US$22.1 million, representing increases of 26% from 2Q07 and 1% from 1Q08. The year-over-year increase was driven by an increase in the total cost of baseband semiconductors from higher volumes partially offset by a decline in the total cost of turnkey solutions. The total cost of turnkey solutions declined as the Company continued to de-emphasize its SM5100 series module business. The sequential increase was primarily driven by an increase in inventory write-down in 2Q08 partially offset by a decline in the total cost of turnkey solutions.

Operating Margin

The Company’s operating margin was 4.2% in 2Q08, compared to 7.9% in 2Q07 and 5.1% in 1Q08. The year-over-year decrease in operating margin was primarily attributed to higher R&D expense as a percentage of revenue. The increase in R&D expenses was primarily due to the acquisition of Quorum, whose primary activities are the research and development of radio frequency transceivers. The sequential decrease in operating margin was attributed to higher R&D and SG&A expenses, as percentages of revenue. Excluding stock-based compensation expense and the amortization of intangibles from the Quorum acquisition, the non-GAAP operating margin in 2Q08 was 9.8%, down from 12.6% in 2Q07 and 10.8% in 1Q08.

Total operating expenses in 2Q08, which include selling, general and administrative (SG&A) expenses and research and development (R&D) expenses, were US$16.5 million, representing increases of 36% from 2Q07 and 5% from 1Q08. Total operating expenses for the quarter represented 41.0% of revenue, compared to 37.6% and 39.9% of revenue in 2Q07 and 1Q08, respectively. Excluding stock-based compensation expense and the amortization of intangibles from the Quorum acquisition, total non-GAAP operating expenses in 2Q08 were US$14.3 million, representing increases of 35% from 2Q07 and 6% from 1Q08. Total non-GAAP operating expenses for the quarter represented 35.6% of revenue.

SG&A expenses increased in 2Q08 by 25% from 2Q07 and 8% from 1Q08 and represented 12.9% of revenue, compared with 12.9% of revenue in 2Q07 and 12.1% of revenue in 1Q08. The year-over-year dollar increase was driven primarily by higher investor relations, marketing and legal expenses, partially offset by lower stock-based compensation expense. The sequential dollar increase was driven primarily by higher investor relations and legal expenses, partially offset by lower stock-based compensation expense.

R&D expenses in 2Q08 increased 42% year-over-year and 3% sequentially and represented 28.1% of revenue in 2Q08, compared to 24.7% in 2Q07 and 27.8% in 1Q08. The year-over-year dollar increase was driven primarily by the Company’s efforts to expand its product portfolio and the impact of the Quorum acquisition. The sequential dollar increase was primarily due to higher depreciation and amortization expenses and a decrease in government grants for R&D projects, partially offset by lower stock-based compensation expense.

Non-Operating Income

In 2Q08, the Company recorded net interest income of US$0.5 million, representing an increase of US$0.2 million from 2Q07 and a decrease of US$0.3 million from 1Q08. The year-over-year increase was primarily attributed to interest earned from investing a higher balance of cash and cash equivalents. The sequential decrease was primarily due to a reduction in the balance of cash and cash equivalents, as a result of the share repurchase program and declines in interest rates.

The other income in 2Q08 was US$0.9 million, an increase of US$0.8 million from 2Q07 and US$0.3 million from 1Q08. The year-over-year and sequential increases were primarily attributed to increases in foreign exchange gain.

Earnings

Diluted earnings per ADS was US$0.06, down 14% from US$0.07 in 2Q07 and flat from US$0.06 in 1Q08. Excluding stock-based compensation expense and amortization of intangibles from the Quorum acquisition, non-GAAP diluted earnings per ADS for 2Q08 was US$0.11, flat from US$0.11 in 2Q07 and in 1Q08.

The Company’s net income totaled US$2.6 million in 2Q08, a decrease of 6% from US$2.8 million in 2Q07 and in 1Q08. The net margin was 6.5%, down from 8.6% in 2Q07 and 7.0% in 1Q08. Excluding stock-based compensation expense and amortization of intangibles from the Quorum acquisition, non-GAAP net margin was 12.1% in 2Q08, down from 13.3% in 2Q07 and 12.7% in 1Q08.

Balance Sheet and Cash Flow

As of June 30, 2008, the Company had US$68.9 million in cash and cash equivalents, which represented a decrease of US$28.3 million from March 31, 2008 due primarily to the US$14.9 million cash spent on the share repurchase program and US$6.6 million cash transferred to term deposits. In 2Q08, the Company also used US$7.5 million cash for operating activities and US$1.0 million cash on property and equipment.

Accounts receivable (A/R) increased from US$1.4 million at March 31, 2008 to US$17.4 million at June 30, 2008, as the Company extended credit terms to some select customers in 2Q08. As a result of the increase in A/R, average A/R days increased from 4 days to 21 days. As of July 31, 2008, the Company has collected US$5.1 million of its A/R and none of the outstanding receivables was past due. Inventory at June 30, 2008 was US$17.8 million, a decrease of $2.5 million from March 31, 2008, and the inventory days decreased from 85 days to 73 days. Total assets as of June 30, 2008 were US$250.6 million, down 3% from US$257.5 million at March 31, 2008.

Current liabilities increased from US$28.0 million at March 31, 2008 to US$32.6 million at June 30, 2008, primarily due to an increase in the current portion of long term notes payable and accounts payable. Long-term liabilities at June 30, 2008 were US$16.9 million, compared to US$19.8 million at March 31, 2008, primarily due to a reclassification from long-term notes payable to short-term notes payable.

Business Outlook:

As stated earlier in this press release, a number of factors have negatively affected our customers’ business this year. In addition, Spreadtrum is also affected by delays in its Mocor software platform and in customers’ transition to its newer basebands. As a result, Spreadtrum currently expects revenue in the third quarter to be approximately US$20 million, which represents a sequential decrease of approximately 50% from the US$40.2 million in the second quarter of 2008. Spreadtrum estimates its 3Q08 gross margin to be 43%-45% and its 3Q08 operating expenses to be in the range of US$17-18 million.

The Company expects to see improvements in the fourth quarter as business activities return to normal after the Beijing Olympics is over and new design wins using the Company’s 6600R, 6600H, 6600V, and RF chips go into volume production.

Webcast of Conference Call:

The Company’s management team will conduct a conference call at 8:00 am US Eastern Time on Aug 14, 2008. A webcast of the conference call will be accessible on the Company’s web site at http://www.spreadtrum.com. The conference call can also be accessed via the following telephone numbers:

USA (Toll Free):	1 866 679 8033
USA (Toll):	1 617 213 4846
Hong Kong (Toll Free):	800 962 844
China (Toll Free):	10 800 130 0399
Participant Passcode:	6492 9764
Pre-registration (optional):	https://www.theconferencingservice.com/prereg/key.process?key=P4KGTDXNE

A replay of the conference call will be available for seven days via the following telephone numbers:

USA (Toll Free):	1 888 286 8010
USA (Toll):	1 617 801 6888
Participant Passcode:	2060 2971

Discussion of Non-GAAP Financial Measures

In addition to disclosing financial results prepared in accordance with US GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation and amortization of intangibles from the Quorum acquisition. The non-GAAP financial measures used by management and disclosed by the Company exclude the income statement effects of all forms of share-based compensation and amortization of intangibles from the Quorum acquisition.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with US GAAP. The financial results reported in accordance with US GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

The Company believes that the presentation of non-GAAP gross margin, non-GAAP operating margin, non-GAAP net income, and non-GAAP diluted earnings per ADS provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. The non-GAAP diluted earnings per ADS is calculated by dividing non-GAAP net income by the US GAAP weighted average diluted shares outstanding.

Listed below are the share-based compensation amounts included in net income that management excludes in computing the non-GAAP financial measures referred to in the text of this press release. A reconciliation of GAAP to non-GAAP results is presented after the consolidated balance sheets.

	Three months ended
	June 30, 2007	March 31, 2008	June 30, 2008
	(in thousands of US dollars)
Share-based compensation:
Cost of revenue	$52	$75	$89
Research and development	563	790	773
Selling, general, and administrative	904	991	803

Spreadtrum Communications, Inc.

Condensed Consolidated Income Statements

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Three months ended			Change from
	June 30, 2007	March 31, 2008	June 30, 2008	2Q07	1Q08
Revenue	$32,187	$39,498	$40,227	25%	2%
Cost of revenue	17,543	21,746	22,063	26%	1%

Gross profit	14,644	17,752	18,164	24%	2%
Operating expenses
Research & development	7,952	10,967	11,316	42%	3%
Selling, general & administrative	4,149	4,774	5,176	25%	8%

Total operating expenses	12,101	15,741	16,492	36%	5%

Operating income	2,543	2,011	1,672	(34)%	(17)%
Non-operating income (expense)
Interest income	299	795	535	79%	(33)%
Interest expense	(6)	(35)	(42)	600%	20%
Other income, net	116	637	944	714%	48%

Total non-operating income	409	1,397	1,437	251%	3%

Income before tax	2,952	3,408	3,109	5%	(9)%
Income tax expense	171	630	496	190%	(21)%

Net income	$2,781	$2,778	$2,613	(6)%	(6)%

Basic earnings per ADS	$0.41	$0.06	$0.06	(85)%	0%
Diluted earnings per ADS	$0.07	$0.06	$0.06	(14)%	0%

Margin analysis:
Gross margin	45.5%	44.9%	45.2%
Operating margin	7.9%	5.1%	4.2%
Net margin	8.6%	7.0%	6.5%

Weighted average ADS equivalent: [1]
Basic	6,859,226	43,164,186	44,252,776
Diluted	39,240,015	46,789,892	46,226,362

ADS equivalent outstanding at end of period	34,157,200	45,234,665	43,872,135

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents three ordinary shares.

Spreadtrum Communications, Inc.

Consolidated Income Statements

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Six months ended		Change
	June 30, 2007	June 30, 2008
Revenue	$58,354	$79,725	37%
Cost of revenue	32,497	43,809	35%

Gross profit	25,857	35,916	39%
Operating expenses
Research & development	13,948	22,283	60%
Selling, general & administrative	8,069	9,950	23%

Total operating expenses	22,017	32,233	46%

Operating income	3,840	3,683	(4)%
Non-operating income (expense)
Interest income	738	1,330	80%
Interest expense	(12)	(77)	(542)%
Other income, net	447	1,581	254%

Total non-operating income	1,173	2,834	142%

Income before tax	5,013	6,517	30%
Income tax expense	200	1,126	463%

Net income	$4,813	$5,391	12%

Basic earnings per ADS	$0.77	$0.12	(84)%
Diluted earnings per ADS	$0.12	$0.12	0%

Margin analysis:
Gross margin	44.3%	45.0%
Operating margin	6.6%	4.6%
Net margin	8.2%	6.8%

Weighted average ADS equivalent: [2]
Basic	6,262,724	43,708,481
Diluted	38,798,495	46,538,301

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents three ordinary shares.

Spreadtrum Communications, Inc.

Condensed Consolidated Balance Sheets

(in thousands of US dollars)

(unaudited)

	December 31, 2007	March 31, 2008 (Note)	June 30, 2008 (Note)
Cash and cash equivalents	$157,038	$97,232	$68,930
Term deposit	—	—	6,561
Accounts receivable, net	2,198	1,410	17,412
Inventories	25,054	20,301	17,799
Deferred tax assets	392	392	392
Prepaid expenses and other current assets	5,650	5,625	6,767

Total current assets	190,332	124,960	117,861

Property and equipment, net	23,046	25,236	25,875
Acquired intangible assets, net	14,220	49,321	48,465
Goodwill	—	46,895	46,789
Deferred tax assets	1,222	1,225	1,227
Other long term assets	8,102	9,876	10,404

Total assets	236,922	257,513	250,621

Current portion of long term loan	685	—	2,916
Accounts payable	24,857	10,165	13,307
Advances from customers	1,210	1,532	1,265
Income tax payable	3,088	3,703	3,392
Accrued expenses and other current liabilities	13,773	12,594	11,728

Total current liabilities	43,613	27,994	32,608

Long term loan	3,423	3,562	729
Deferred tax liabilities	37	14,365	14,365
Other long-term obligations	1,954	1,905	1,823

Total long term liabilities	5,414	19,832	16,917

Total liabilities	49,027	47,826	49,525
Shareholders’ equity	187,895	209,687	201,096

Total liabilities & shareholders’ equity	$236,922	$257,513	$250,621

Note: The financial information at March 31, 2008 and June 30, 2008 includes preliminary valuation of Quorum, which is subject to further adjustments.

Spreadtrum Communications, Inc.

Supplemental Information

(in thousands of US dollars, except percentages)

Revenue (US$000)	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08
Baseband Semiconductor	$15,684	$22,645	$20,589	$27,357	$34,161	$44,971	$35,532	$38,713
Turnkey Solutions	11,017	8,317	5,578	4,830	4,409	3,571	3,966	1,514

Total	$26,701	$30,962	$26,167	$32,187	$38,570	48,542	39,498	40,227

As % of Total Revenue
Baseband Semiconductor	59%	73%	79%	85%	89%	93%	90%	96%
Turnkey Solutions	41%	27%	21%	15%	11%	7%	10%	4%

Gross Margin	43.2%	46.4%	42.9%	45.5%	45.6%	45.5%	44.9%	45.2%

Spreadtrum Communications, Inc.

Reconciliation of GAAP to Non-GAAP Results

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Three months ended
	June 30, 2007	March 31, 2008	June 30, 2008
Cost of revenue	$17,543	$21,746	$22,063
Adjustment for share-based compensation	(52)	(75)	(89)

Cost of revenue (non-GAAP)	$17,491	$21,671	$21,974

Operating income	$2,543	$2,011	$1,672
Adjustment for share-based compensation within:
Cost of revenue	52	75	89
Research and development	563	790	773
Selling, general, and administrative	904	991	803
Adjustment for amortization of intangibles from Quorum acquisition within research and development	—	400	600

Operating income (non-GAAP)	$4,062	$4,267	$3,937

Net income	$2,781	$2,778	$2,613
Adjustment for share-based compensation within:
Cost of revenue	52	75	89
Research and development	563	790	773
Selling, general, and administrative	904	991	803
Adjustment for amortization of intangibles from Quorum acquisition within research and development		400	600

Net income (non-GAAP) *	$4,300	$5,034	$4,878

Diluted earnings per ADS	$0.07	$0.06	$0.06
Adjustment for share-based compensation	0.04	0.04	0.04
Adjustment for amortization of intangibles from Quorum acquisition	—	0.01	0.01

Diluted earnings per ADS (non-GAAP)*	$0.11	$0.11	$0.11

Gross margin	45.5%	44.9%	45.2%
Adjustment for share-based compensation	0.2%	0.2%	0.2%

Gross margin (non-GAAP)	45.7%	45.1%	45.4%

Operating margin	7.9%	5.1%	4.2%
Adjustment for share-based compensation	4.7%	4.7%	4.1%

Adjustment for amortization of intangibles from Quorum acquisition	—	1.0%	1.5%

Operating margin (non-GAAP)	12.6%	10.8%	9.8%

Net margin	8.6%	7.0%	6.5%
Adjustment for share-based compensation	4.7%	4.7%	4.1%

Adjustment for amortization of intangibles from Quorum acquisition	—	1.0%	1.5%

Net margin (non-GAAP)*	13.3%	12.7%	12.1%

*	The non-GAAP adjustment does not take into consideration the impact of taxes.

About Spreadtrum Communications, Inc.:

Spreadtrum Communications, Inc. (NASDAQ: SPRD; the “Company”) is a fabless semiconductor company that designs, develops, and markets baseband processor solutions for the mobile wireless communications market. The Company combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. The Company has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

Safe Harbor Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding factors that have had a negative impact on China’s consumer market continuing to have an impact on our customers’ business, new designs on our 6600H and 6600R basebands entering into volume production sometime in the fourth quarter, 3Q08 being a very challenging quarter for the Company, mobile TV becoming an important new function for the Chinese consumer market going forward and our ability, as the only vendor with both basebands and mobile TV solutions, to participate in this growing opportunity, China Mobile’s plans to build phase two of its TD-SCDMA network beyond the initial 8 cities that were selected for commercial trial boding well for sales of TD-SCDMA handsets next year and the Company’s expectations with respect to revenue, gross margin and operating margin for the third quarter of 2008, and our expectation to see improvements in the fourth quarter. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company’s actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; the Company’s ability to integrate Quorum’s operations into its own; the Company’s ability to successfully produce and market Quorum’s RF transceivers in volume; the rate at which the commercial deployment of TD-SCDMA technology will grow; market acceptance of products utilizing TD-SCDMA technology; the Company’s ability to sustain recent rates of growth; the state of and any change in the Company’s relationship with its major customers; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the registration statement on Form F-1 filed on June 26, 2007, as amended, and the annual report on Form 20-F filed on June 30, 2008, especially the sections under “Risk Factors” and “Management’s Discussion and

Analysis of Financial Condition and Results of Operations,” and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:

Investor Relations

Tel: +86 21 5080 2727 x2268

E-mail: ir@spreadtrum.com